Rumble Inc.

444 Gulf of Mexico Drive

Longboat Key, Florida 34228

VIA EDGAR

November 10, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Alexandra Barone and Jan Woo

Re:	Rumble Inc.

Registration Statement on Form S-1

File No. 333-267936

Dear Ms. Barone and Ms. Woo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Rumble Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Monday, November 14, 2022, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it may not assert this action or staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Should you have any questions regarding any of the foregoing, please do not hesitate to contact Sean M. Ewen of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8867.

[signature page follows]

Very truly yours,

RUMBLE INC.

/s/ Michael Ellis

Michael Ellis

General Counsel and Corporate Secretary

cc:	Russell L. Leaf, Willkie Farr & Gallagher LLP
Sean M. Ewen, Willkie Farr & Gallagher LLP